SIDLEY AUSTIN BROWN & WOOD LLP

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 WRITER'S DIRECT NUMBER                               WRITER'S E-MAIL ADDRESS
    (212) 839-6767                                     ahastings@sidley.com



                                August 27, 2003



Securities and Exchange Commission
Division of Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549-1004
Attention:  Jacob Fien-Helfman

          Re:  Withdrawal of Registration Statement on Form S-8
               File No. 333-108224
               ------------------------------------------------

Dear Mr. Fien-Helfman:

          On behalf of our client, Morgan Stanley, a Delaware corporation (the "Company"), we hereby withdraw the Registration Statement on Form S-8 File No. 333-108224, which was filed with the Commission on August 26, 2003.

          Due to a technical problem the original registration statement (File No. 333-108223) was filed twice. No securities have been offered or sold pursuant to either registration statement. Accordingly, we hereby withdraw the second, duplicative registration statement (File No. 333-108224).

          Should you have any questions or concerns with regard to any of the foregoing, please contact me.

                                             Sincerely,



                                             /s/ Andrew J.A. Hastings
                                             Andrew J.A. Hastings

cc:  William J. O'Shaughnessy, Esq./Morgan Stanley
     Michael T. Kohler, Esq.